October 28, 2003

For further information,
Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353 Ext. 200

Walnut Creek, CA . . .

BWC FINANCIAL CORP. DECLARES CASH DIVIDEND

BWC Financial Corp. announced that its Board of Directors has declared a quarterly cash dividend of $0.06 per share to be distributed on or about November 18, 2003, to shareholders of record as of November 10, 2003.

BWC Financial Corp. is the holding company for Bank of Walnut Creek and BWC Mortgage Services. Founded in 1980, the Bank's headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Pleasanton, and Livermore, with regional business centers in Fremont and San Jose. BWC Mortgage Services, with headquarters in San Ramon, has mortgage consultants in each Bank office.

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Nasdaq: BWCF
http://www.bowc.com